Exhibit 99.1

RISE Education Cayman Ltd Enters into a Definitive Merger Agreement with Dada Auto Inc., an Innovative Technology Solutions Provider to China’s Electric Vehicle Charging Market

BEIJING, China, February 8, 2022 – RISE Education Cayman Ltd (NASDAQ: REDU) (the “Company”) and Data Auto Inc. (“NaaS”), a leading operation and technology provider serving China’s electric vehicle (“EV”) charging market, today announced that they have entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the shareholders of NaaS will exchange all of the issued and outstanding share capital of NaaS for newly issued shares of the Company on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933 (the “Transaction”). Upon consummation of the Transaction, NaaS will become a wholly-owned subsidiary of the Company.

Transaction Overview

The Transaction values NaaS at an equity value of approximately $587 million and the Company at an equity value of approximately $45 million (assuming the conversion of the convertible note previously issued by the Company to Bain Capital Rise Education IV Cayman Limited (the “Company Major Shareholders”) in the principal amount of $17 million at the conversion price that equals $0.7 per American Depositary Share, each representing two ordinary shares of the Company, par value $0.01 per share (“ADS”)).

Upon completion of the Transaction, the existing NaaS shareholders and existing Company shareholders (including holders of ADSs) will own approximately 92.9% and 7.1%, respectively, of the outstanding shares of the combined company. Immediately prior to the completion of the Transaction, the Company’s ordinary shares will be divided into three classes - Class A ordinary shares, Class B ordinary shares and Class C ordinary shares - with different voting powers but equal economic rights. Please refer to the Merger Agreement filed as Exhibits 99.2 hereto for more details.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of the audit committee of the Board (the “Audit Committee”), approved the Merger Agreement and the Transaction and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement, the other transaction documents (including the Support Agreement and the voting agreement (the “Voting Agreement”) entered into by and among the Company, NaaS and the parent company of NaaS) and the Transaction. The Audit Committee negotiated the terms of the Merger Agreement and the other transaction documents with the assistance of its financial and legal advisors. The Audit Committee received a fairness opinion from its independent financial advisor, China Renaissance Securities (Hong Kong) Limited, attesting to the fairness of the consideration to be paid by the Company in the Transaction, from a financial point of view. The board of directors of NaaS has approved the Merger Agreement, the other transaction documents (including the Support Agreement and the Voting Agreement) and the Transaction.

The Company Major Shareholder, who holds approximately 60% of the outstanding shares of the Company as of the date of this press release, has entered into a support agreement (the “Support Agreement”), agreeing to vote in favor of the Transaction and other proposals as may be reasonably agreed to by NaaS and the Company as necessary or appropriate in connection with the consummation of the Transaction. BCPE Nutcracker Cayman, L.P., an affiliate of the Company Major Shareholder, has executed agreements to become the beneficial owner of approximately 1% of NaaS, and beneficially owns approximately 15.8% of the parent company of NaaS.

The Company and NaaS anticipate that the Transaction will be completed around mid-2022, subject to the satisfaction of closing conditions set forth in the Merger Agreement, including among other things, receipt of Company shareholder approval and regulatory approvals, including necessary PRC regulatory approvals (if applicable) and the continuous listing of the Company on the Nasdaq.

“I am delighted that we have the opportunity to bring these two companies together. NaaS is a leading player in an interesting industry with strong management and a proven business model. I believe this combination will deliver significant shareholder value and long term growth opportunity to RISE investors.” Said Lihong Wang, Chairwoman and CEO of the Company.

Cathy Wang, CEO of NaaS, said, “I am thrilled about this very unique merger opportunity. Over the past two years, NaaS has grown tremendously with the tailwind of a booming EV market in China. The combined company will be well positioned to further this growth trend, with access to capital market.”

The foregoing description of the Merger Agreement, the Support Agreement and the Voting Agreement does not purport to be complete and is qualified in its entirety to the full text of the Merger Agreement, the Support Agreement and the Voting Agreement, which are filed as Exhibits 99.2, 99.3 and 99.4 hereto, respectively.

Kirkland & Ellis LLP is serving as U.S. legal counsel to the Audit Committee. Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to NaaS.

NaaS Overview

NaaS is a leading operation and technology provider serving China’s EV charging market. NaaS has China’s leading comprehensive EV charging service platform and is a leader in servicing China’s fast charger network. NaaS also offers hardware, software, and technology services and solutions to charger operators and works with all members of the EV charging value chain. NaaS aims to make EV charging easier, better, and more efficient for all stakeholders, and to promote and ensure decarbonization and carbon neutrality throughout the automotive value chain.

About China EV and EV Charging Market

Driven by China’s EV support policy and fast adoption, China is now the world’s largest EV market. In 2021, China’s Electric Vehicle (“EV”) registered 3.4 million new sales, contributing approximately 52% of global new EV sales and China market accounted for approximately 47% of global EV car parc of 16.8 million1. With the rapidly growing installed base of EV and policy support, China EV charging infrastructure is also under fast development. China accounted for approximately 62% of the 1.3 million global public charging poles in 2020 and accounted for similar percentage of global charging volume2.

Forward-Looking Statements

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending transactions described herein, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the equity values, the benefits of the proposed transaction, expected revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

[1]	Source: China Passenger Car Association, IEA—International Energy Agency
[2]	Source: China Passenger Car Association, IEA—International Energy Agency

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the proposed transaction, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iii) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of the Company or NaaS; (iv) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (v) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the Company’s securities; (vi) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of NaaS to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (vii) any changes in the business or operating prospects of NaaS or its businesses; (viii) changes in applicable laws and regulations; and (ix) risks relating to the combined company’s ability to enhance its services and products, execute its business strategy, expand its customer base and maintain stable relationship with its business partners.

A further list and description of risks and uncertainties can be found in the proxy statement that will be filed with the SEC by the Company in connection with the proposed transactions, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and NaaS, the Company and their subsidiaries and affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of NaaS or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

The Company, NaaS and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement pertaining to the proposed transaction when it becomes available for the proposed transaction.

Additional Information and Where to Find It

The Company will file with the SEC and mail to its shareholders a proxy statement in connection with the proposed transaction. Investors and security holders are urged to read the proxy statement when it becomes available because it will contain important information regarding the proposed arrangement. You may access the proxy statement (when available) and other related documents filed by the Company with the SEC at the SEC’s website at www.sec.gov. You also may obtain the proxy statement (when it is available) and other documents filed by the Company with the SEC relating to the proposed arrangement for free by accessing the Company’s website at en.risecenter.com by clicking on the link for “Investors”, then clicking on the link for “Featured Documents.”

For investor and media inquiries, please contact:

Investor Relations

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191